INVEST IN **PETAL**

Refillable, Natural, Zero-Waste Hand Soap Subscription

PITCH VIDEO   INVESTOR PANEL


PETAL

withpetal.com   Madisonville LA

Main Street | Retail | B2C | Ecommerce | Sustainability

LEAD INVESTOR



Aimy Steadman

I am excited to be an advisor and lead investor for Petal. The brand is positioned to show consumers the potential of eco-friendly products. The scents and feel of the products are luxurious and differentiate Petal in the expanding category of better-for-the-planet consumer brands. This is absolutely the direction all major consumer brands are moving - consumers demand sustainable options but don't want to sacrifice on experience. Jason Domangue is an experienced entrepreneur with a multimillion dollar exit already under his belt. As an early-stage advisor I've been impressed with Jason's resourcefulness, ability to hustle and get things done. He's also brought a great team around him both internally and with launch brand partners like Corey Wilson and Wyland Foundation. With Jason's leadership, Petal is poised for success in an already fast-growing category.

Invested $1,000 this round

Highlights

1. Direct-to-Consumer subscription business, selling reusable, aluminum bottles and soap pods refills
2. Luxury beauty brand focused on sustainable lifestyles. Competitors branded as household cleaners.
3. Brand collaborations with @corey_wilson & @wylandfoundation
4. Award-winning product and packaging design

3. Brand collaborations with @corey_wilson & @wylandfoundation
4. Award-winning product and packaging design

5. Part of Capital Factory's VIP Accelerator (https://www.capitalfactory.com)
6. Recently featured in Forbes, USA Today, Apartment Therapy, Women's Health, Us Weekly and kitchn

Our Founder



Jason Domangue Founder & CEO



Previously helped raise over $10M, grow and sell technology start-up for close to $400M. Data-driven, growth marketing expert. A relentlessly resourceful, serial entrepreneur.

I came to the problem of single-use plastic when I realized I was out of hand soap in my home. In replacing my soap, the idea for Petal was born. The concept was simple: remove water from soap to reduce waste and pair it with reusable bottles. Our aim is empowering customers to make a simple, sustainable change - which can lead to big things!

Pitch


PETAL
Clean Hands for a Cleaner World


Investor Perks
$100 Our most popular starter kit: a Raw Petal Bottle and a Can of 4 Citrus Ginger Pod Refills
$250 Invitation to join our fan group the Petal Posse! Includes membership in private Facebook group, direct communication with our founder, access to new products before the public and free Petal swag starting with a Petal Posse t-shirt.
$500 Wyland Starter Kit
$1000 The Corey Wilson Collection
$2500 A year supply of pod refills (6 cans/24 pods)


This is our growing reality.

Plastic Pollution in the Press

The Amount Of Plastic Waste Is Surging Because Of The Coronavirus Pandemic
Forbes

We Made Plastic. We Depend On It. Now We're Drowning In It.
National Geographic

Americans May Add Five Times More Plastic to the Oceans Than Thought
New York Times

These Items in Your Home Are Harming America's Sea Animals
New York Times

More than 14m tonnes of plastic believed to be at the bottom of the ocean
The Guardian

Plastic waste entering oceans expected to triple in 20 years
The Guardian

The problem with plastic: Can our oceans survive?
Financial Times

Can we break our addiction to plastic? The future of packaging
Financial Times

Surge in single-use PPE feeds 'toxic' pandemic waste crisis
Financial Times

Ocean Plastic Is Getting Worse and Efforts to Stem the Tide Fall Short, Study Finds
Wall Street Journal

Masks, gloves, and other coronavirus waste are starting to fill up our oceans
Fast Company

Ocean plastic is on track to triple by 2040
Fast Company


Petal is on a mission to make sustainability and cleaner oceans as simple as handwashing.
At scale, we want to reduce this...
...by ensuring millions rely on Petal to do this.

Effective, natural, great smelling hand soap


NATURAL INGREDIENTS
NON-TOXIC
VEGAN
CITRUS GINGER
HAND SOAP
ALL SKIN TYPES
CRUELTY-FREE
MADE IN THE USA
LEMONGRASS
HAND SOAP

PETAL

YES, liquid hand soap is big business.
$2.3 billion in 2019
$4.6 billion in 2026

And, there's more in bath and body soap.
$28.8 billion by 2027*

Fortune Business Insights

The Competition

Legacy Brands: Big time plastic polluters

P&G | COLGATE-PALMOLIVE | Johnson's | Unilever

Upscale Brands: Not focused on reusability and sustainability

method | Mrs. MEYER'S | puracy

Startup Brands: Little consumer awareness today

BLUELAND | cleancult | bH | BRANCH BASICS

Competitive Moat - Branding, Design & Community


DESIGN AWARD 2021
Discipline: Packaging
GLOBAL AWARDS
CELEBRATING CRAFTSMANSHIP IN GLOBAL PACKAGE BRAND DESIGN AND INNOVATION
GLOBAL LEADERSHIP AWARDS
pac
Brand Name: Petal Soap
Brand Owner: Petal
Entering Company Name: Trivium Packaging
Green Product Award
Foaming Hand Soap
United States
Zero waste soap

Strong Brand Collaborations


PETAL
PETAL
PETAL
Corey Wilson
Wyland Foundation

Petal Sustainability Council


withpetal
withpetal
Harlem, New York City
withpetal
withpetal


View Insights
Promote
Liked by joahspearman and 78 others
withpetal "I'm no sustainability expert, and everyone's sustyness looks different, but my advice to those who strive to be more susty is... more
This post is doing better than 95% of your recent posts. Promote it to reach a wider audience. View Insights
Liked by joahspearman and 73 others
Liked by joahspearman and 39 others
withpetal Meet @justintimothytemple. A Baltimore-based yoga practitioner, skilled plant dad, father to two cats and member of our Sustainability Council... more

PETAL

Mission Driven to Scale the Movement



Sample Members

- Ronit Joselevitz, Mexico City, lululemon social media lead
- Keith Kreeger, Austin, TX ceramicist
- Susan Morgan, Brooklyn, NY brand marketer
- Justin Timothy Temple, Baltimore, MD yoga teacher
- Georgina Whalen, Columbus, OH influencer marketer

Combined reach of 300k followers

PETAL

Community Building


Tagged
YOUR HANDS (AND THE PLANET) THANK YOU


PETAL
ALL WE CAN SAVE


Tagged

Petal customers share their sustainability journey.

PETAL

Petal is a sustainable lifestyle brand that is entering the market with hand soap.

Our competition are product companies selling sustainable household cleaning products.

A Proven, Start-Up Experienced Team



Jason Domangue
CEO
- Tech entrepreneur and serial innovator
- Data-driven, growth marketing expert
- Successful exit with Icontrol ($400M)



Reza Kazemi
Product / Design Consultant
- Tech entrepreneur with a design and engineering background
- Expert ecommerce developer
- Successful exit with Piper (acquired by Icontrol)

Karlis Ozols

Aimy Steadman
Strategic Advisor



Lead Scientist

- Chemist specialized in Colloid and Surface Chemistry



- Co-Founder and COO at Future Proof Brands (BeatBox Party Punch)
- Founding Board Member of Naturally Austin
- CPG Strategic Advisor for Springdale Ventures and Congress Avenue Ventures



Andrew Busey
Strategic Advisor / Investor

- Entrepreneur and Angel Investor
- Co-Founder and CEO at Supply Drop
- Co-Founder / Partner / Mentor - Capital Factory

PETAL

How We Make Money

Starter Kits AOV = $26


YOUR HANDS
(AND THE PLANET)
THANK YOU



Rebecca D

Smells great!

Reviewed in the United States on January 22, 2021

Scent: Lemongrass | Verified Purchase

Heard about this product on the Wyland site. It caught my attention because I have been trying to reduce the amount of waste I create. So far it is pretty cool. Love the scent and the look of the bottle! The packaging was also printed with soy - I didn't know that ink could be made with soy - love it! I think this will also make a great gift.

Reviews (23)

Amy S. Verified Buyer

Reusable and plastic free! 100%

Reusable and plastic free! 100% recommend!

Share | Comments (1)

Pod Subscription refills

$13 for 4 refill pods ($3.25 per bottle of soap)

vs.

$4 - $6 for single use plastic bottles of Method or Mrs. Meyers


PETAL

Subscriptions, not Software, is eating the world.

In 1980, Americans subscribed to newspapers and magazines.

By 2000, Americans subscribed to cable providers and premium channels.

By 2020, Americans are subscribing to streaming services for music, film and TV, shaving and beauty supplies, clothing and fashion needs, newsletters, home essentials, baby needs and more.